Filed by Equity One, Inc. and UIRT Holding Corp.
                                Pursuant to Rules 165 and 425 promulgated under the Securities Act of 1933, as amended
                                Subject Company: Equity One, Inc. and
                                UIRT Holding Corp.
                                Registration No. 333-64272


Investors and security holders are urged to read the proxy statement/prospectus that is included in the Amendment No. 1 to Registration Statement on Form S-4 (Registration No. 333-64272) filed jointly by Equity One, Inc. ("Equity One") and UIRT Holding Corp. ("UIRT Holding") with the SEC on August 1, 2001 in connection with Equity One's proposed acquisition of United Investors Realty Trust ("UIRT") because it contains important information. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other relevant documents filed by Equity One, UIRT Holding and UIRT with the SEC at the SEC's web site at www.sec.gov. Copies of the proxy statement/prospectus and such other documents may also be obtained for free from Equity One by directing such requests to Equity One, Inc., 1696 NE Miami Gardens Drive, North Miami Beach, Florida 33179, Attention: Investor Relations (telephone: (305) 947-1664).

The following communications contain forward-looking statements that are subject to various risks and uncertainties. Such forward-looking statements are made pursuant to the "safe-harbor" provisions of the private Securities Litigation Reform Act of 1995 and are made based on management's current expectations or beliefs as well as assumptions made by, and information currently available to, management. Factors that could postpone or prevent the closing of the UIRT acquisition or the acquisition by Equity One of Centrefund Realty (U.S.) Corporation, or CEFUS, as discussed in the attached communications, include the failure to receive the necessary approval from the UIRT shareholders, changes in macro-economic conditions that have a material adverse effect on Equity One, UIRT or CEFUS; and material decreases in Equity One's stock price. In addition, Equity One is subject to other risks, which are described in Equity One's Form 10-K/A and its most recent Form 10-Q, which are on file with the Securities and Exchange Commission.



           THE FOLLOWING PRESS RELEASE WAS ISSUED BY EQUITY ONE, INC.
                              ON SEPTEMBER 7, 2001

Equity One, Inc.
1696 NE Miami Gardens Drive
North Miami Beach, FL  33179
(NYSE: EQY)
EQY
FOR FURTHER INFORMATION:
Chaim Katzman, CEO
Howard Sipzner, CFO
Michele Guard, Investor Relations
305-947-1664


FOR IMMEDIATE RELEASE:
September 7, 2001

              Equity One, Inc. Announces Stockholders Approval of
                Centrefund Realty (U.S.) Corporation Acquisition

North Miami Beach, FL, September 7, 2001 - Equity One, Inc. (NYSE:EQY) today announced that the stockholders of Equity One and the minority shareholders of Centrefund Realty Corporation (TSE:CFE), a publicly traded Canadian real estate company and indirect parent of Centrefund Realty (U.S.) Corporation, or CEFUS, have taken all necessary actions to approve the previously announced acquisition of CEFUS by Equity One. CEFUS currently owns 28 properties and 5 joint venture interests in Florida and Texas, which are predominantly supermarket or other retail anchored shopping centers.

After the closing of the CEFUS acquisition, Equity One's size will more than double to approximately $523 million of total assets. The acquisition is subject to customary conditions, and is currently scheduled to close on September 20, 2001.

About Equity One
Equity One, Inc. (NYSE:EQY) is a self-administered, self-managed real estate investment trust that principally acquires, renovates, develops and manages community and neighborhood shopping centers anchored by national and regional supermarket chains. Equity One's portfolio of 33 owned properties, primarily located in metropolitan areas of Florida, includes 24 supermarket-anchored shopping centers, 1 drug store-anchored shopping center, 2 other retail-anchored shopping centers, 5 commercial properties and 1 development site. In addition, Equity One is currently serving as the property manager for 11 properties in Florida and as the asset manager for 17 other properties in Florida and Texas, which are mostly supermarket-anchored shopping centers, and which are all owned by CEFUS. In addition, Equity One acts as asset manager for CEFUS' 5 joint venture properties.

Further, Equity One has previously announced the execution of a definitive agreement to acquire United Investors Realty Trust, or UIRT (NasdaqNM:UIRT), a publicly traded real estate investment trust, which owns 25 properties throughout Florida and Texas, which are predominantly supermarket or other retail anchored shopping centers. The acquisition of UIRT is subject to the approval of UIRT's shareholders, as well as other customary conditions, and is currently scheduled to close on September 21, 2001.

Assuming the pending CEFUS and UIRT transactions close, Equity One will own a total of 84 properties, primarily located in metropolitan areas of Florida and Texas, encompassing 54 supermarket-anchored shopping centers, 6 drug store-anchored shopping centers, 18 other retail-anchored shopping centers, 5 commercial properties and 1 development site, as well as interests in 6 joint ventures.

About Centrefund Realty Corporation
Centrefund is engaged in the acquisition, ownership and development of neighborhood and community shopping centers in Canada and the United States. Assuming closing of the CEFUS transaction, in addition to 10.5 million shares of Equity One common stock, Centrefund will own interests in 41 Canadian operating properties containing approximately 5.8 million square feet of gross leasable area.

Forward Looking Statements
Certain matters discussed in this press release constitute forward-looking statements within the meaning of the federal securities laws. Although Equity One believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that these expectations will be achieved. Factors that could postpone or prevent the closing of the CEFUS or UIRT acquisitions include the failure to receive the necessary approval from the UIRT shareholders, changes in macro-economic conditions that have a material adverse effect on Equity One, UIRT or CEFUS; and material decreases in Equity One's stock price. In addition, Equity One is subject to other risks, which are described in Equity One's Form 10-K/A and its most recent Form 10-Q, which are on file with the Securities and Exchange Commission.